April 10, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:

Mr. Eric McPhee

Staff Accountant

Re:

Kimco Realty Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-10899

Dear Mr. McPhee:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by email on March 30, 2015, relating to the Company’s Form 10-K for the year ended December 31, 2014, filed with the Commission on February 27, 2015 (the “2014 Form 10-K”). For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2014

Combined Same Property net Operating Income, page 32

1.

Please provide the disclosures required by Item 10(e) related to the non-GAAP measures Combined Same Property NOI, before foreign currency impact, and U.S. Same Property NOI, in future filings, including the reasons why you believe presentation of these measures provides useful information to investors and any additional purposes for which you use the measures.

Response

In response to the Staff's comment, in our future filings we will include additional disclosure related to the non-GAAP measures Combined Same Property NOI, before foreign currency impact, and U.S. Same Property NOI,  including the reasons why the Company  believes presentation of these measures provides useful information to the Company’s analysis and investors. As an example of our expected future disclosure, the below excerpt from the 2014 Form 10-K has been revised to include the requested additional disclosure (for your convenience additions to our existing disclosure are shown in bold):

Combined Same Property Net Operating Income

Combined Same Property Net Operating Income (“Combined Same Property NOI”) is a supplemental non-GAAP financial measure of real estate companies’ operating performance and should not be considered an alternative to net income in accordance with GAAP or as a measure of liquidity. Combined Same Property NOI is considered by management to be an important performance measure of the Company’s operations and management believes that it is helpful to investors as a measure of the Company’s operating performance because it includes only the net operating income of properties that have been owned for the entire current and prior year reporting periods including those properties under redevelopment and excludes properties under development and pending stabilization. Properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a projects inclusion in operating real estate. As such, Combined Same Property NOI assists in eliminating disparities in net income due to the development, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

Combined Same Property NOI is calculated using revenues from rental properties (excluding straight-line rents, lease termination fees, above/below market rents and includes charges for bad debt) less operating and maintenance expense, real estate taxes and rent expense, plus the Company’s proportionate share of Combined Same Property NOI from unconsolidated real estate joint ventures, calculated on the same basis.

The Company also presents Combined Same Property NOI, before foreign currency impact, as it considers it an important supplemental non-GAAP financial measure of the Company’s operations and believes it is frequently used by securities analysts and investors. Combined Same Property NOI, before foreign currency impact, derives an appropriate measure of period-to-period operating performance by removing the effect of foreign currency exchange rate movements from Combined Same Property NOI. The effect of foreign currency exchange rate movements is determined by using the current period exchange rate to translate from local currency into U.S. dollars for both periods.

 Additionally, the Company presents U.S. Same Property Net Operating Income (“U.S. Same Property NOI”), which excludes the impact of foreign currency exchange rates and the Company’s Canadian operations from Combined Same Property NOI.  The Company provides U.S. Same Property NOI because it believes such measure is frequently used by securities analysts and investors as a valuable measure of period-to-period U.S. operating performance.

The Company’s method of calculating Combined Same Property NOI, Combined Same Property NOI, before foreign currency impact and U.S. Same Property NOI may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

Notes to Consolidated Financial Statements

Business, page 48

2.

We note your disclosure on page 48 that you believe you have a single reportable segment in part because you do not group your operations on a geographical basis for purposes of measuring performance. Please tell us how you considered your presentation of the non-GAAP measure U.S. Same Property NOI in coming to this determination.

Response

The Company currently evaluates performance on a property specific or transactional basis and does not distinguish its principal business or group its operations on a geographical basis for purposes of measuring performance.   The Company’s business activities, regardless of geographical location, involve owning and operating real estate.  The Company provides U.S. Same Property NOI in its non-GAAP measures because this item has been requested by securities analysts to allow them to compare the Company’s operating performance to other REITs that solely operate in the U.S.. Although the Company believes that the disclosure of U.S. Same Property NOI is an important measurement that allows for such a comparison the Company does not use these comparisons to make decisions about resources or to assess performance on a geographical basis.

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The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen

Glenn G. Cohen

Executive Vice President, Chief

Financial Officer and Treasurer

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